Exhibit 12.2

Computation of Ratio of Debt-to-Equity

	At December 31, 2007
(Dollars in Thousands)
Repurchase agreements	$7,526,014
Mortgages payable on real estate	9,462
Total Debt	$7,535,476

Stockholders' Equity	927,263

Ratio of Debt-to-Equity	8.1:1
or	8.1	x

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